UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 33930 / July 21, 2020

_____

In the Matter of   :
                                                                    :
CONVERSUS STEPSTONE PRIVATE MARKETS   :
STEPSTONE CONVERSUS LLC   :
STEPSTONE GROUP LP   :
2006 CO-INVESTMENT PORTFOLIO, L.P.   :
2007 CO-INVESTMENT PORTFOLIO, L.P.   :
2008 CO-INVESTMENT PORTFOLIO, L.P.   :
ASIA ENTERPRISE II OFFSHORE L.P.   :
ASIA ENTERPRISE II ONSHORE LLC   :
CAPITOL PRIVATE OPPORTUNITIES II (PARALLEL) LP   :
CAPITOL PRIVATE OPPORTUNITIES II LP   :
CAPITOL PRIVATE OPPORTUNITIES III (PARALLEL) LP   :
CAPITOL PRIVATE OPPORTUNITIES III LP   :
CAPITOL PRIVATE OPPORTUNITIES LP   :
CGR/PE, LLC   :
EUROPE ENTERPRISE II OFFSHORE, L.P.   :
EUROPE ENTERPRISE II OFFSHORE, L.P.   :
EUROPE ENTERPRISE III OFFSHORE L.P.   :
EUROPE ENTERPRISE III ONSHORE L.P.   :
LATIN AMERICA OPPORTUNITIES (DELAWARE) L.P.   :
LATIN AMERICA OPPORTUNITIES L.P.   :
LEXINGTON C/RE, LLC   :
MASTERS IV CAYMAN HOLDINGS, L.P.   :
MBKP NORTH ASIAN OPPORTUNITIES PARTNERS   :
    OFFSHORE L.P.   :
MEZZANINE CO-INVESTMENT PORTFOLIO, L.P.   :
NYSCRF PIONEER OPPORTUNITIES FUND A, L.P.   :
NYSCRF PIONEER PARTNERSHIP FUND B, L.P.   :
PEGASUS MULTI-STRATEGY SERIES (A) LP   :
REAL ESTATE DOMESTIC PARTNERSHIP FUND I, L.P.   :
REAL ESTATE GLOBAL PARTNERSHIP FUND II, L.P.   :
REAL ESTATE INTERNATIONAL PARTNERSHIP FUND I, L.P.   :
SILVERSTONE I, LLC   :
SILVERSTONE II, LLC - SERIES A   :
SILVERSTONE II, LLC - SERIES B   :
SILVERSTONE II, LLC - SERIES C   :
SILVERSTONE II, LLC - SERIES D   :
SILVERSTONE II, LLC - SERIES E   :

SILVERSTONE II, LLC - SERIES F   :
SILVERSTONE II, LLC - SERIES G   :
SILVERSTONE II, LLC - SERIES H   :
SILVERSTONE II, LLC - SERIES I   :
SILVERSTONE II, LLC - SERIES J   :
SILVERSTONE II, LLC - SERIES K (CLASS 1)   :
SILVERSTONE II, LLC - SERIES K (CLASS 2)   :
SILVERSTONE III, L.P.   :
SIMA PRIVATE EQUITY 6 GMBH & CO. KG   :
SRE CARE - INVESTCO, L.P.   :
SRE COLT DEVCO - INVESTCO, L.P.   :
SRE COLT OPCO - INVESTCO, L.P.   :
SRE CURATOR - INVESTCO, L.P.   :
SRE CURATOR-TS, LP   :
SRE ENCORE - INVESTCO, L.P.   :
SRE FREYJA - INVESTCO, L.P.   :
SRE HASSO - INVESTCO, L.P.   :
SRE MAGNESIA - INVESTCO, L.P.   :
SRE MAPLE DIRECT INVESTCO, LP   :
SRE MAPLE REIT INVESTCO, LP   :
SRE PANTHER - INVESTCO, L.P.   :
SRE PRESERVATION - INVESTCO, L.P.   :
SRE RIPPLE - INVESTCO LP   :
SRE STERN DEBT - INVESTCO, L.P.   :
SRE STERN EQUITY - INVESTCO, L.P.   :
SREP III COLT OPCO REIT, LLC   :
SREP III FLIGHT - INVESTCO, L.P.   :
STEPSTONE A OPPORTUNITIES FUND, L.P.   :
STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES A   :
STEPSTONE AEGON OPPORTUNITIES FUND, LP. - SERIES B   :
STEPSTONE AMP OPPORTUNITIES FUND, L.P.   :
STEPSTONE AMP OPPORTUNITIES FUND, L.P. - SERIES A   :
STEPSTONE AP OPPORTUNITIES FUND, L.P.   :
STEPSTONE ATLANTIC FUND, L.P. - INFRASTRUCTURE   :
    SERIES 1 2011   :
STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY   :
    SERIES 1 2009   :
STEPSTONE ATLANTIC FUND, L.P. - PRIVATE EQUITY   :
    SERIES 2 2012   :
STEPSTONE ATLANTIC FUND, L.P. - PRIVATE MARKETS   :
    SERIES 2014   :
STEPSTONE ATLAS OPPORTUNITIES FUND II, L.P.   :
STEPSTONE ATLAS OPPORTUNITIES FUND LP   :
STEPSTONE AZ CHINA AND ASIA OPPORTUNITIES FUND, L.P.   :
STEPSTONE AZ SECONDARY OPPORTUNITIES FUND, L.P.   :

STEPSTONE BVK OPPORTUNITIES FUND SCSP	:
STEPSTONE C STRATEGIC CORE INFRASTRUCTURE PARTNERSHIP, L.P.	: :
STEPSTONE CAPITAL PARTNERS II CAYMAN HOLDINGS, L.P.	:
STEPSTONE CAPITAL PARTNERS II ONSHORE, L.P.	:
STEPSTONE CAPITAL PARTNERS III OFFSHORE HOLDINGS, L.P.	:
STEPSTONE CAPITAL PARTNERS III, L.P.	:
STEPSTONE CAPITAL PARTNERS IV EUROPE HOLDINGS SCSP	:
STEPSTONE CAPITAL PARTNERS IV OFFSHORE HOLDINGS, L.P.	:
STEPSTONE CAPITAL PARTNERS IV, L.P.	:
STEPSTONE CC OPPORTUNITIES FUND, LLC	:
STEPSTONE CGC OPPORTUNITIES I, L.P.	:
STEPSTONE ENDURANCE L.P.	:
STEPSTONE EUROPEAN FUND SCS	:
SICAV-FIS - STEPSTONE CAPITAL PARTNERS III COMPARTMENT	: :
STEPSTONE EUROPEAN FUND SCS	:
SICAV-FIS - STEPSTONE REAL ESTATE PARTNERS III COMPARTMENT	: :
STEPSTONE FERRO OPPORTUNITIES FUND, L.P.	:
STEPSTONE FSS OPPORTUNITIES FUND, L.P.	:
STEPSTONE G INFRASTRUCTURE OPPORTUNITIES, L.P.	:
STEPSTONE H OPPORTUNITIES FUND, L.P.	:
STEPSTONE INTERNATIONAL INVESTORS II, L.P.	:
STEPSTONE INTERNATIONAL INVESTORS II-G, L.P.	:
STEPSTONE INTERNATIONAL INVESTORS III, L.P.	:
STEPSTONE INTERNATIONAL INVESTORS IV (DELAWARE), L.P.	:
STEPSTONE INTERNATIONAL INVESTORS IV (GUERNSEY), L.P.	:
STEPSTONE JP OPPORTUNITIES FUND IA, L.P.	:
STEPSTONE JP OPPORTUNITIES FUND II, L.P.	:
STEPSTONE JP OPPORTUNITIES FUND, L.P.	:
STEPSTONE K INFRASTRUCTURE OPPORTUNITIES FUND, L.P.	:
STEPSTONE K REAL ESTATE CO-INVESTMENT FUND, L.P.	:
STEPSTONE K STRATEGIC OPPORTUNITIES FUND II, L.P.	:
STEPSTONE K STRATEGIC OPPORTUNITIES FUND III, L.P.	:
STEPSTONE K STRATEGIC OPPORTUNITIES FUND, L.P.	:
STEPSTONE KF INFRASTRUCTURE FUND II, L.P.	:
STEPSTONE KF INFRASTRUCTURE FUND, L.P.	:
STEPSTONE KF PRIVATE EQUITY FUND II, L.P.	:
STEPSTONE KF PRIVATE EQUITY FUND, L.P.	:
STEPSTONE MAPLE OPPORTUNITIES FUND, L.P.	:
STEPSTONE MASTERS III L.P.	:
STEPSTONE MASTERS III OFFSHORE L.P.	:
STEPSTONE MASTERS IV L.P.	:
STEPSTONE MASTERS V CAYMAN HOLDINGS, L.P.	:

STEPSTONE MASTERS V LP :
STEPSTONE MEXICO I CO-INVESTMENT OPPORTUNITIES :
    FUND, L.P. :
STEPSTONE MEXICO I SPC :
STEPSTONE MEZZANINE PARTNERS (OFFSHORE) I-A L.P. :
STEPSTONE MEZZANINE PARTNERS I-A L.P. :
STEPSTONE NL OPPORTUNITIES FUND II, L.P. :
STEPSTONE NL OPPORTUNITIES FUND, L.P. :
STEPSTONE NLGI INFRASTRUCTURE OPPORTUNITIES :
    FUND, L.P. :
STEPSTONE NPS INFRASTRUCTURE FUND, L.P. :
STEPSTONE NPS PE FUND, L.P. :
STEPSTONE NPS PE FUND, L.P. – TRANCHE B :
STEPSTONE OH SECONDARY OPPORTUNITIES FUND, L.P. :
STEPSTONE P OPPORTUNITIES FUND, L.P. :
STEPSTONE PA TAP FUND I, LP :
STEPSTONE PHOENIX OPPORTUNITIES FUND, L.P. :
STEPSTONE PIFSS REAL ESTATE CO-INVESTMENT FUND, L.P. :
STEPSTONE PIONEER CAPITAL BUYOUT FUND I, L.P. :
STEPSTONE PIONEER CAPITAL BUYOUT FUND II, L.P. :
STEPSTONE PIONEER CAPITAL EUROPE II, L.P. INCORPORATED :
STEPSTONE PIONEER CAPITAL EUROPE OPPORTUNITIES :
    FUND I, L.P. INCORPORATED :
STEPSTONE PIONEER CAPITAL EUROPE OPPORTUNITIES :
    FUND I, L.P. INCORPORATED :
STEPSTONE PIONEER CAPITAL EUROPE OPPORTUNITIES :
    FUND IB, L.P. INCORPORATED :
STEPSTONE PIONEER CAPITAL I, L.P. :
STEPSTONE PIONEER CAPITAL II, L.P. :
STEPSTONE PIONEER CAPITAL III, L.P. :
STEPSTONE PIONEER OPPORTUNITIES FUND II, L.P. :
STEPSTONE PIONEER OPPORTUNITIES FUND, L.P. :
STEPSTONE PPL SECONDARY OPPORTUNITIES FUND, L.P. :
STEPSTONE PRIVATE ACCESS PARTNERSHIP, L.P. :
STEPSTONE PRIVATE EQUITY PARTNERS II L.P. :
STEPSTONE PRIVATE EQUITY PARTNERS III CAYMAN :
    HOLDINGS, L.P. :
STEPSTONE PRIVATE EQUITY PARTNERS III L.P. :
STEPSTONE PRIVATE EQUITY PARTNERS L.P. :
STEPSTONE PRIVATE EQUITY PARTNERS OFFSHORE II L.P. :
STEPSTONE PRIVATE EQUITY PARTNERS OFFSHORE L.P. :
STEPSTONE PRIVATE EQUITY PORTFOLIO L.P. :
STEPSTONE R CO-INVESTMENT PARTNERSHIP, L.P. :
STEPSTONE REAL ESTATE PARTNERS III CAYMAN, LP :
STEPSTONE REAL ESTATE PARTNERS III I OPPORTUNITIES :

FUND, L.P.   :
STEPSTONE REAL ESTATE PARTNERS III OFFSHORE, L.P.   :
STEPSTONE REAL ESTATE PARTNERS III TE, L.P.   :
STEPSTONE REAL ESTATE PARTNERS III, L.P.   :
STEPSTONE REAL ESTATE PARTNERS IV PARALLEL, L.P.   :
STEPSTONE REAL ESTATE PARTNERS IV, L.P.   :
STEPSTONE RIVAS PRIVATE EQUITY FUND, L.P.   :
STEPSTONE SCORPIO INFRASTRUCTURE OPPORTUNITIES   :
    FUND, L.P.   :
STEPSTONE SECONDARY OPPORTUNITIES FUND II OFFSHORE   :
    HOLDINGS, L.P.   :
STEPSTONE SECONDARY OPPORTUNITIES FUND II, L.P.   :
STEPSTONE SECONDARY OPPORTUNITIES FUND III OFFSHORE   :
    HOLDINGS SCSP   :
STEPSTONE SECONDARY OPPORTUNITIES FUND III, L.P.   :
STEPSTONE SECONDARY OPPORTUNITIES FUND IV OFFSHORE   :
    HOLDINGS, L.P.   :
STEPSTONE SECONDARY OPPORTUNITIES FUND IV, L.P.   :
STEPSTONE SECONDARY OPPORTUNITIES FUND, L.P.   :
STEPSTONE SEDCO EUROPEAN OPPORTUNITIES FUND, L.P.   :
STEPSTONE SEDCO U.S. OPPORTUNITIES FUND, L.P.   :
STEPSTONE TACTICAL GROWTH FUND II OFFSHORE   :
    HOLDINGS, L.P.   :
STEPSTONE TACTICAL GROWTH FUND II, L.P.   :
STEPSTONE TACTICAL GROWTH FUND OFFSHORE   :
    HOLDINGS, L.P.   :
STEPSTONE TACTICAL GROWTH FUND, L.P.   :
STEPSTONE UWF SECONDARY OPPORTUNITIES   :
    FUND, L.P. - SERIES A   :
STEPSTONE UWF SECONDARY OPPORTUNITIES   :
    FUND, L.P. - SERIES B   :
STEPSTONE XL OPPORTUNITIES FUND II-A, L.P.   :
STEPSTONE XL OPPORTUNITIES FUND II-B, L.P.   :
STEPSTONE XL OPPORTUNITIES FUND, L.P.   :
STEPSTONE-SYN INVESTMENTS, L.L.L.P.   :
SUNSIRA INFRASTRUCTURE FUND, LLC   :
SUNSTONE PE OPPORTUNITIES FUND, LLC   :
SUNSTONE REAL ESTATE, L.P.   :
T.F. CAPITAL INVESTORS II L.P.   :
T.F. CAPITAL INVESTORS II OFFSHORE L.P.   :
TERRACE INVESTMENT HOLDINGS SMF, LLC   :
TERRACE INVESTMENT HOLDINGS, LLC   :
UK CANADIAN HYDRO HOLDCO A LIMITED   :
BRIDGE VILLAGE LIMITED   :
STEPSTONE E OPPORTUNITIES FUND, L.P.   :

STEPSTONE E OFFSHORE OPPORTUNITIES FUND, L.P. :
STEPSTONE M OPPORTUNITIES FUND, L.P. :
STEPSTONE LMM OPPORTUNITIES FUND I, L.P. - SERIES A :
STEPSTONE LMM OPPORTUNITIES FUND I, L.P. - SERIES B :
MULTIBRAND SICAV-SIF - VALIDA PRIVATE EQUITY FUND :
HEATHROW FOREST ASIA OPPORTUNITIES FUND, L.P. :
STEPSTONE NPS PE FUND II, L.P. :
LCIV INFRASTRUCTURE FUND :
STEPSTONE B INFRASTRUCTURE OPPORTUNITIES FUND, L.P. :
STEPSTONE NPS INFRASTRUCTURE FUND II, L.P. :
SWISS CAPITAL FPT PRIVATE DEBT FUND L.P. :
SWISS CAPITAL GPIM PRIVATE DEBT FUND L.P. :
SWISS CAPITAL HPS PRIVATE DEBT FUND L.P. :
SC ACM PRIVATE DEBT FUND L.P. :
SC CO-INVESTMENTS PRIVATE DEBT FUND L.P. :
SC NXT CAPITAL PRIVATE DEBT FUND L.P. :
SC ACA PRIVATE DEBT FUND L.P. :
SWISS CAPITAL HYS PRIVATE DEBT FUND L.P. :
SWISS CAPITAL KKR PRIVATE DEBT FUND L.P. :
SWISS CAPITAL CAPITALA PRIVATE DEBT FUND L.P. :
SC BTC PRIVATE DEBT FUND L.P. :
SWISS CAPITAL KA PRIVATE DEBT FUND L.P. :
SWISS CAPITAL TLCP PRIVATE DEBT FUND L.P. :
SWISS CAPITAL DCM PRIVATE DEBT FUND L.P. :
SWISS CAPITAL PD (OFFSHORE) FUNDS SPC :
SC FPT PRIVATE DEBT OFFSHORE SP :
SC NXT CAPITAL PRIVATE DEBT OFFSHORE SP :
SC ACA PRIVATE DEBT OFFSHORE SP :
SWISS CAPITAL CAPITALA PRIVATE DEBT OFFSHORE SP :
SWISS CAPITAL BTC PRIVATE DEBT OFFSHORE SP :
SWISS CAPITAL CO-INVESTMENTS PRIVATE DEBT :
    OFFSHORE SP :
SWISS CAPITAL HYS PRIVATE DEBT OFFSHORE SP :
SWISS CAPITAL ASP PRIVATE DEBT OFFSHORE SP :
SC ACM PRIVATE DEBT OFFSHORE SP :
SWISS CAPITAL KA PRIVATE DEBT OFFSHORE SP :
STEPSTONE PRIVATE DEBT SECONDARY FUNDS SPC :
SC DCM SECONDARY SP :
SWISS CAPITAL ALTERNATIVE STRATEGIES FUNDS SPC :
SC ALTERNATIVE STRATEGY 1 SP :
SC ALTERNATIVE STRATEGY 2 SP :
SC ALTERNATIVE STRATEGY 3 SP :
SC ALTERNATIVE STRATEGY 4 SP :
SC ALTERNATIVE STRATEGY 5 SP :
SC ALTERNATIVE STRATEGY 6 SP :

SC ALTERNATIVE STRATEGY 7 SP	:
SC ALTERNATIVE STRATEGY 8 SP	:
SC ALTERNATIVE STRATEGY 9 SP	:
SC ALTERNATIVE STRATEGY 10 SP	:
SC ALTERNATIVE STRATEGY 11 SP	:
SC ALTERNATIVE STRATEGY 12 SP	:
SC ALTERNATIVE STRATEGY 13 SP	:
SC ALTERNATIVE STRATEGY 14 SP	:
STEPSTONE ADF OPPORTUNITIES FUND L.P.	:
SC CWMAA SENIOR CORPORATE LENDING L.P.	:
SENIOR CORPORATE LENDING ENHANCED I FUND L.P.	:
SCL XL I FUND L.P.	:
SSG NLGI PRIVATE DEBT FUNDS SPC	:
SSG NLGI EUROPEAN DIRECT LENDING SP	:
SWISS CAPITAL PRO LOAN V PLC	:
SWISS CAPITAL PRO LOAN VII PLC	:
SWISS CAPITAL PRIVATE MARKETS FUNDS	:
LG INCOME FUND	:
SC LV PRIVATE DEBT FUND	:
SWISS CAPITAL PRIVATE MARKETS II FUNDS	:
AGON FUND	:
SENIOR CORPORATE LENDING FUND I	:
EUROPRIMA FUND	:
CWPS GLOBAL INFRASTRUCTURE FUND	:
SENIOR CORPORATE LENDING EUROPE FUND	:
SWISS CAPITAL CREDIT STRATEGIES ICAV	:
LG DIRECT LENDING PLATFORM FUND	:
SC LV PRIVATE DEBT PLATFORM FUND	:
SWISS CAPITAL CREDIT STRATEGIES II ICAV	:
3SC PRIDE FUND	:
SSG VALLUGA FUND	:
SWISS CAPITAL PRO COLOURS FUNDS PLC	:
SC NEW TARGETS FUNDS	:
SC TARGET D FUND	:
SC TARGET O FUND	:
OCEANIC GLOBAL INVESTMENT FUNDS PLC	:
PACIFIC OCEAN FUND	:
SWISS CAPITAL NON-TRADITIONAL FUNDS	:
SWISS CAPITAL PRO NON-TRADITIONAL FUNDS	:
SWISS CAPITAL PRO MATRIX FUND	:
SWISS CAPITAL PRO DISINTERMEDIATION I FUND	:
SWISS CAPITAL PRO UNICUM FUND	:
SWISS CAPITAL PRO SST FUND	:
SC PRIVATE DEBT FUND III L.P.	:
SWISS CAPITAL EUROPEAN PRIVATE DEBT FUNDS I	:

(SICAV) SCSP   :
ACM EUROPEAN PRIVATE DEBT FUND   :
BLK EUROPEAN PRIVATE DEBT FUND   :
TKH EUROPEAN PRIVATE DEBT FUND   :
CO-INVESTMENT EUROPEAN PRIVATE DEBT FUND   :
APERA EUROPEAN PRIVATE DEBT FUND   :
CVC CP SSG EUROPEAN PRIVATE DEBT FUND   :
TEREF LUX I   :
HCM EUROPEAN PRIVATE DEBT FUND   :
BRIDGEPOINT EUROPEAN PRIVATE DEBT FUND   :
STEPSTONE TRADE FINANCE ICAV   :
STEPSTONE TRADE FINANCE FUND   :
SWISS CAPITAL CREDIT STRATEGIES III ICAV   :
PR PRIVATE DEBT FUND   :
SWISS CAPITAL PRIVATE MARKETS III   :
PR PRIVATE DEBT PLATFORM FUND   :
SSG CREDIT STRATEGIES IV ICAV   :
SSG GEN CREDIT FUND I   :
SSG CREDIT STRATEGIES V ICAV   :
SSG GEN CREDIT FUND II   :
SSG ME PRIVATE DEBT FUND LP   :
SWISS CAPITAL BG OL PRIVATE DEBT FUND LP   :
SWISS CAPITAL ALTERNATIVE STRATEGIES FUNDS II SPC   :
SC ALTERNATIVE STRATEGY A SP   :
STEPSTONE REAL ESTATE PARTNERS IV EUROPE SCS   :
STEPSTONE SECONDARY OPPORTUNITIES FUND IV EUROPE   :
    HOLDINGS SCSP   :
                                                                    :
1422 S Tryon St., Suite 300   :
Charlotte, NC 28203   :
                                                                    :
(812-15072)   :
                                                                    :

ORDER UNDER SECTIONS 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT

Conversus StepStone Private Markets, StepStone Conversus LLC, StepStone Group LP, 2006 Co-Investment Portfolio, L.P., 2007 Co-Investment Portfolio, L.P., 2008 Co-Investment Portfolio, L.P., Asia Enterprise II Offshore L.P., Asia Enterprise II Onshore LLC, Capitol Private Opportunities II (Parallel) LP, Capitol Private Opportunities II LP, Capitol Private Opportunities III (Parallel) LP, Capitol Private Opportunities III LP, Capitol Private Opportunities LP, CGR/PE, LLC, Europe Enterprise II Offshore, L.P., Europe Enterprise II Offshore, L.P., Europe Enterprise III Offshore L.P., Europe Enterprise III Onshore L.P., Latin America Opportunities (Delaware) L.P., Latin America Opportunities L.P., Lexington C/RE, LLC, Masters IV Cayman

Holdings, L.P., MBKP North Asian Opportunities Partners Offshore L.P., Mezzanine Co-Investment Portfolio, L.P., NYSCRF Pioneer Opportunities Fund A, L.P., NYSCRF Pioneer Partnership Fund B, L.P., Pegasus Multi-Strategy Series (A) LP, Real Estate Domestic Partnership Fund I, L.P., Real Estate Global Partnership Fund II, L.P., Real Estate International Partnership Fund I, L.P., Silverstone I, LLC, Silverstone II, LLC – Series A, Silverstone II, LLC - Series B, Silverstone II, LLC - Series C, Silverstone II, LLC - Series D, Silverstone II, LLC - Series E, Silverstone II, LLC - Series F, Silverstone II, LLC - Series G, Silverstone II, LLC – Series H, Silverstone II, LLC – Series I, Silverstone II, LLC – Series J, Silverstone II, LLC – Series K (Class 1), Silverstone II, LLC – Series K (Class 2), Silverstone III, L.P., SIMA Private Equity 6 GmbH & Co. KG, SRE Care - Investco, L.P., SRE Colt Devco - Investco, L.P., SRE Colt Opco - Investco, L.P., SRE Curator - Investco, L.P., SRE Curator-TS, LP, SRE Encore - Investco, L.P., SRE Freyja - Investco, L.P., SRE Hasso - Investco, L.P., SRE Magnesia - Investco, L.P., SRE Maple Direct Investco, LP, SRE Maple REIT Investco, LP, SRE Panther - Investco, L.P., SRE Preservation - Investco, L.P., SRE Ripple - Investco LP, SRE Stern Debt - Investco, L.P., SRE Stern Equity - Investco, L.P., SREP III COLT OPCO REIT, LLC, SREP III Flight - Investco, L.P., StepStone A Opportunities Fund, L.P., StepStone Aegon Opportunities Fund, LP. - Series A, StepStone Aegon Opportunities Fund, LP. - Series B, StepStone AMP Opportunities Fund, L.P., Stepstone AMP Opportunities Fund, L.P. - Series A, StepStone AP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. - Infrastructure Series 1 2011, StepStone Atlantic Fund, L.P. - Private Equity Series 1 2009, StepStone Atlantic Fund, L.P. - Private Equity Series 2 2012, StepStone Atlantic Fund, L.P. - Private Markets Series 2014, StepStone Atlas Opportunities Fund II, L.P., StepStone Atlas Opportunities Fund LP, StepStone AZ China and Asia Opportunities Fund, L.P., StepStone AZ Secondary Opportunities Fund, L.P., StepStone BVK Opportunities Fund SCSP, StepStone C Strategic Core Infrastructure Partnership, L.P., StepStone Capital Partners II Cayman Holdings, L.P., StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners III Offshore Holdings, L.P., StepStone Capital Partners III, L.P., StepStone Capital Partners IV Europe Holdings SCSP, StepStone Capital Partners IV Offshore Holdings, L.P., StepStone Capital Partners IV, L.P., StepStone CC Opportunities Fund, LLC, StepStone CGC Opportunities I, L.P., StepStone Endurance L.P., StepStone European Fund SCS, SICAV-FIS - StepStone Capital Partners III Compartment, StepStone European Fund SCS, SICAV-FIS - StepStone Real Estate Partners III Compartment, StepStone Ferro Opportunities Fund, L.P., StepStone FSS Opportunities Fund, L.P., StepStone G Infrastructure Opportunities, L.P., StepStone H Opportunities Fund, L.P., StepStone International Investors II, L.P., StepStone International Investors II-G, L.P., StepStone International Investors III, L.P., StepStone International Investors IV (Delaware), L.P., StepStone International Investors IV (Guernsey), L.P., StepStone JP Opportunities Fund IA, L.P., StepStone JP Opportunities Fund II, L.P., StepStone JP Opportunities Fund, L.P., StepStone K Infrastructure Opportunities Fund, L.P., StepStone K Real Estate Co-Investment Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone K Strategic Opportunities Fund III, L.P., StepStone K Strategic Opportunities Fund, L.P., StepStone KF Infrastructure Fund II, L.P., StepStone KF Infrastructure Fund, L.P., StepStone KF Private Equity Fund II, L.P., StepStone KF Private Equity Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone Masters III L.P., StepStone Masters III Offshore L.P., StepStone Masters IV L.P., StepStone Masters V Cayman Holdings, L.P., StepStone Masters V LP, StepStone Mexico I Co-Investment Opportunities Fund, L.P., StepStone Mexico I SPC, StepStone

Mezzanine Partners (Offshore) I-A L.P., StepStone Mezzanine Partners I-A L.P., StepStone NL Opportunities Fund II, L.P., StepStone NL Opportunities Fund, L.P., StepStone NLGI Infrastructure Opportunities Fund, L.P., StepStone NPS Infrastructure Fund, L.P., StepStone NPS PE Fund, L.P., StepStone NPS PE Fund, L.P. – Tranche B, StepStone OH Secondary Opportunities Fund, L.P., StepStone P Opportunities Fund, L.P., StepStone PA Tap Fund I, LP, StepStone Phoenix Opportunities Fund, L.P., StepStone PIFSS Real Estate Co-Investment Fund, L.P., StepStone Pioneer Capital Buyout Fund I, L.P., StepStone Pioneer Capital Buyout Fund II, L.P., StepStone Pioneer Capital Europe II, L.P. Incorporated, StepStone Pioneer Capital Europe Opportunities Fund I, L.P. Incorporated, StepStone Pioneer Capital Europe Opportunities Fund I, L.P. Incorporated, StepStone Pioneer Capital Europe Opportunities Fund IB, L.P. Incorporated, StepStone Pioneer Capital I, L.P., StepStone Pioneer Capital II, L.P., StepStone Pioneer Capital III, L.P., StepStone Pioneer Opportunities Fund II, L.P., StepStone Pioneer Opportunities Fund, L.P., StepStone PPL Secondary Opportunities Fund, L.P., StepStone Private Access Partnership, L.P., StepStone Private Equity Partners II L.P., StepStone Private Equity Partners III Cayman Holdings, L.P., StepStone Private Equity Partners III L.P., StepStone Private Equity Partners L.P., StepStone Private Equity Partners Offshore II L.P., StepStone Private Equity Partners Offshore L.P., StepStone Private Equity Portfolio L.P., StepStone R Co-Investment Partnership, L.P., StepStone Real Estate Partners III Cayman, LP, StepStone Real Estate Partners III I Opportunities Fund, L.P., Stepstone Real Estate Partners III Offshore, L.P., StepStone Real Estate Partners III TE, L.P., StepStone Real Estate Partners III, L.P., StepStone Real Estate Partners IV Parallel, L.P., StepStone Real Estate Partners IV, L.P., StepStone Rivas Private Equity Fund, L.P., StepStone Scorpio Infrastructure Opportunities Fund, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund III Offshore Holdings SCSP, StepStone Secondary Opportunities Fund III, L.P., StepStone Secondary Opportunities Fund IV Offshore Holdings, L.P., StepStone Secondary Opportunities Fund IV, L.P., StepStone Secondary Opportunities Fund, L.P., StepStone Sedco European Opportunities Fund, L.P., StepStone Sedco U.S. Opportunities Fund, L.P., StepStone Tactical Growth Fund II Offshore Holdings, L.P., StepStone Tactical Growth Fund II, L.P., StepStone Tactical Growth Fund Offshore Holdings, L.P., StepStone Tactical Growth Fund, L.P., StepStone UWF Secondary Opportunities Fund, L.P. - Series A, StepStone UWF Secondary Opportunities Fund, L.P. - Series B, StepStone XL Opportunities Fund II-A, L.P., StepStone XL Opportunities Fund II-B, L.P., StepStone XL Opportunities Fund, L.P., StepStone-SYN Investments, L.L.L.P., Sunsira Infrastructure Fund, LLC, Sunstone PE Opportunities Fund, LLC, Sunstone Real Estate, L.P., T.F. Capital Investors II L.P., T.F. Capital Investors II Offshore L.P., Terrace Investment Holdings SMF, LLC, Terrace Investment Holdings, LLC, UK Canadian Hydro HoldCo A Limited, Bridge Village Limited, StepStone E Opportunities Fund, L.P., StepStone E Offshore Opportunities Fund, L.P., StepStone M Opportunities Fund, L.P., StepStone LMM Opportunities Fund I, L.P. - Series A, StepStone LMM Opportunities Fund I, L.P. - Series B, Multibrand SICAV-SIF - Valida Private Equity Fund, Heathrow Forest Asia Opportunities Fund, L.P., StepStone NPS PE Fund II, L.P., LCIV Infrastructure Fund, StepStone B Infrastructure Opportunities Fund, L.P., StepStone NPS Infrastructure Fund II, L.P., Swiss Capital FPT Private Debt Fund L.P., Swiss Capital GPIM Private Debt Fund L.P., Swiss Capital HPS Private Debt Fund L.P., SC ACM Private Debt Fund L.P., SC Co-Investments Private Debt Fund L.P., SC NXT Capital Private Debt Fund L.P., SC ACA Private Debt Fund L.P., Swiss Capital HYS Private Debt Fund L.P., Swiss Capital KKR

Private Debt Fund L.P., Swiss Capital Capitala Private Debt Fund L.P., SC BTC Private Debt Fund L.P., Swiss Capital KA Private Debt Fund L.P., Swiss Capital TLCP Private Debt Fund L.P., Swiss Capital DCM Private Debt Fund L.P., Swiss Capital PD (Offshore) Funds SPC, SC FPT Private Debt Offshore SP, SC NXT Capital Private Debt Offshore SP, SC ACA Private Debt Offshore SP, Swiss Capital CAPITALA Private Debt Offshore SP, Swiss Capital BTC Private Debt Offshore SP, Swiss Capital Co-Investments Private Debt Offshore SP, Swiss Capital HYS Private Debt Offshore SP, Swiss Capital ASP Private Debt Offshore SP, SC ACM Private Debt Offshore SP, Swiss Capital KA Private Debt Offshore SP, StepStone Private Debt Secondary Funds SPC, SC DCM Secondary SP, Swiss Capital Alternative Strategies Funds SPC, SC Alternative Strategy 1 SP, SC Alternative Strategy 2 SP, SC Alternative Strategy 3 SP, SC Alternative Strategy 4 SP, SC Alternative Strategy 5 SP, SC Alternative Strategy 6 SP, SC Alternative Strategy 7 SP, SC Alternative Strategy 8 SP, SC Alternative Strategy 9 SP, SC Alternative Strategy 10 SP, SC Alternative Strategy 11 SP, SC Alternative Strategy 12 SP, SC Alternative Strategy 13 SP, SC Alternative Strategy 14 SP, StepStone ADF Opportunities Fund L.P., SC CWMAA Senior Corporate Lending L.P., Senior Corporate Lending Enhanced I Fund L.P., SCL XL I Fund L.P., SSG NLGI Private Debt Funds SPC, SSG NLGI European Direct Lending SP, Swiss Capital PRO Loan V plc, Swiss Capital PRO Loan VII plc, Swiss Capital Private Markets Funds, LG Income Fund, SC LV Private Debt Fund, Swiss Capital Private Markets II Funds, AGON Fund, Senior Corporate Lending Fund I, EuroPrima Fund, CWPS Global Infrastructure Fund, Senior Corporate Lending Europe Fund, Swiss Capital Credit Strategies ICAV, LG Direct Lending Platform Fund, SC LV Private Debt Platform Fund, Swiss Capital Credit Strategies II ICAV, 3SC PRIDE Fund, SSG Valluga Fund, Swiss Capital PRO Colours Funds PLC, SC New Targets Funds, SC Target D Fund, SC Target O Fund, Oceanic Global Investment Funds plc, Pacific Ocean Fund, Swiss Capital Non-Traditional Funds, Swiss Capital PRO Non-Traditional Funds, Swiss Capital PRO Matrix Fund, Swiss Capital PRO Disintermediation I Fund, Swiss Capital PRO Unicum Fund, Swiss Capital PRO SST Fund, SC Private Debt Fund III L.P., Swiss Capital European Private Debt Funds I (SICAV) SCSP, ACM European Private Debt Fund, BLK European Private Debt Fund, TKH European Private Debt Fund, Co-Investment European Private Debt Fund, Apera European Private Debt Fund, CVC CP SSG European Private Debt Fund, TEREF LUX I, HCM European Private Debt Fund, Bridgepoint European Private Debt Fund, StepStone Trade Finance ICAV, StepStone Trade Finance Fund, Swiss Capital Credit Strategies III ICAV, PR Private Debt Fund, Swiss Capital Private Markets III, PR Private Debt Platform Fund, SSG Credit Strategies IV ICAV, SSG Gen Credit Fund I, SSG Credit Strategies V ICAV, SSG Gen Credit Fund II, SSG ME Private Debt Fund LP, Swiss Capital BG OL Private Debt Fund LP, Swiss Capital Alternative Strategies Funds II SPC, SC Alternative Strategy A SP, StepStone Real Estate Partners IV Europe SCS, and StepStone Secondary Opportunities Fund IV Europe Holdings SCSP filed an application on October 7, 2019, and amendments to the application on January 9, 2020, April 27, 2020, June 22, 2020, and June 23, 2020, requesting an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act. The order would permit certain registered closed-end management investment companies (collectively, the "Regulated Entities") to co-invest in portfolio companies with each other and with affiliated investment funds.

On June 25, 2020, a notice of the filing of the application was issued (Investment Company Act Release No. 33913). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Entities in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the relief requested by Conversus StepStone Private Markets, et al. (File No. 812-15072) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary